Exhibit 99.1

Medicure Closes Acquisition of Additional Interests in Apicore

WINNIPEG, July 12, 2017 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a leading Canadian specialty pharmaceutical company, is pleased to announce that it has closed the acquisition of additional interests in Apicore Inc. and Apicore LLC (together "Apicore") from Apicore's founding shareholders as previously announced on July 10, 2017.  The acquisition, for US$24.5 million, represents approximately 32% of the fully diluted ownership of Apicore and brings Medicure's ownership in Apicore Inc. to approximately 98% (94% on a fully diluted basis).

Medicure's initial ownership interest and option rights in Apicore were obtained for its lead role in structuring and participating in a majority interest purchase and financing of Apicore that occurred on July 3, 2014.  Medicure acquired a majority interest in Apicore through the exercise of its option rights on December 1, 2016.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. Additionally, Medicure holds a majority interest in Apicore. For more information on Medicure please visit www.medicure.com.

About Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients ("APIs") and pharmaceuticals, including over 15 Abbreviated New Drug Applications ("ANDAs"), one of which, is partnered with Medicure.  Apicore manufactures over 100 different API's, including over 35 for which Drug Master Files have been submitted to the FDA and 16 that are approved for commercial sale in the U.S. by customers of Apicore.  Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API's for many U.S. and international generic and branded pharmaceutical companies.  Apicore has two FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2017/12/c1326.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 18:00e 12-JUL-17